ArcelorMittal Announces Decision on Borrowing Vehicle

Luxembourg / Rotterdam, 20 June 2007 - Today, Mittal Steel Company NV (“ArcelorMittal”) and Arcelor (jointly referred to hereafter as the “ArcelorMittal Group”) announce that Arcelor Finance, a Luxembourg governed corporate partnership limited by shares (société en commandite par actions), will become the principal borrowing vehicle of the ArcelorMittal Group.

A substantial portion of the debt currently held at the level of ArcelorMittal will be transferred to Arcelor Finance at the time of implementation of the second step of the merger process between ArcelorMittal and Arcelor.

All existing and future debt of Arcelor Finance will be fully and unconditionally guaranteed by ArcelorMittal.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Maitland Consultancy:		France
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Sandra Luneau	+33 1 71 92 00 58
Belgium		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+1 312 899 3817	Oscar Fleites	+34 98 512 60 2
		Keith Grant	+34 639 760 397